UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                          Franklin Capital Corporation
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                                (Name of Issuer)


                          Common Stock, $1.00 par value
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                           (Title of Class Securities)


                                    35252P105
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                                 (CUSIP Number)


                        Lynne Silverstein (310) 752-1442
                Ault Glazer & Company Investment Management LLC,
             100 Wilshire Blvd, 15th Floor, Santa Monica, CA 90401
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  July 20, 2004
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 13 pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Ault Glazer & Company Investment Management LLC

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
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    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
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    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

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    6.  Citizenship or Place of Organization    Delaware
                                             -----------------------------------
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                 7.  Sole Voting Power    369,484
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    0
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    369,484
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    0
                                              ----------------------------------
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    11. Aggregate Amount Beneficially Owned by Each Reporting Person    369,484
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    36.2%
                                                           ---------------------
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    14. Type of Reporting Person (See Instructions)

   IA
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                              Page 2 of 13 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Milton C. Ault, III

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions) OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

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    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    369,484
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    0
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power   369,484
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    0
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    369,484
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    36.2%
                                                           ---------------------
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    14. Type of Reporting Person (See Instructions)

   IN/HC
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                              Page 3 of 13 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Louis Glazer, M.D.

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
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    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    369,484
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    369,484
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    369,484
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    36.2%
                                                           ---------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
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                              Page 4 of 13 Pages

CUSIP No.  35252P105               SCHEDULE 13D
           ---------

    1.  Name of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only).

        Melanie Glazer

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    2.  Check the Appropriate Box if a Member of a Group (See Instructions)

        (a) |_|

        (b) |X|
--------------------------------------------------------------------------------

    3.  SEC Use Only
                     -----------------------------------------------------------
--------------------------------------------------------------------------------

    4.  Source of Funds (See Instructions)    OO
                                           -------------------------------------
--------------------------------------------------------------------------------

    5.  Check if Disclosure of Legal Proceeding Is Required Pursuant to Items
        2(d) or 2(e)     |_|

--------------------------------------------------------------------------------

    6.  Citizenship or Place of Organization    USA
                                             -----------------------------------
--------------------------------------------------------------------------------

                 7.  Sole Voting Power    0
                                       -----------------------------------------
Number of        ---------------------------------------------------------------
Shares           8.  Shared Voting Power    369,484
Beneficially                             ---------------------------------------
Owned by Each    ---------------------------------------------------------------
Reporting        9.  Sole Dispositive Power    0
Person With:                                ------------------------------------
                 ---------------------------------------------------------------
                 10. Shared Dispositive Power    369,484
                                              ----------------------------------
--------------------------------------------------------------------------------

    11. Aggregate Amount Beneficially Owned by Each Reporting Person    369,484
                                                                     -----------

    12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
        Instructions)   |_|

    13. Percent of Class Represented by Amount in Row (11)    36.2%
                                                           ---------------------
--------------------------------------------------------------------------------

    14. Type of Reporting Person (See Instructions)

   IN
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                              Page 5 of 13 Pages

        Ault Glazer & Company Investment Management LLC, a Delaware limited liability company ("Adviser"), Milton C. Ault, III ("Ault"), Louis Glazer and Melanie Glazer (together, the "Glazers") pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, hereby file this Amendment No. 6 to
Schedule 13D (the "Statement") to amend the original Schedule 13D filed with the Securities and Exchange Commission on May 18, 2004, as amended on May 18, 2004, May 26, 2004, June 2, 2004, and June 23, 2004. Adviser, Ault and the Glazers are collectively referred to herein as the "Reporting Persons".

Item 1.    Security and Issuer

This Statement relates to the Common Stock, $1.00 par value (the "Common Stock"), issued by Franklin Capital Corporation ("FCC"), a Delaware corporation. The address of the principal executive offices of FCC are located at 450 Park Avenue, 29th Floor, New York, New York 10022.

Item 2.    Identity and Background

The Reporting Persons are as follows:

Name: Ault Glazer & Company Investment Management LLC
Place of Organization: Delaware
Principal Business: Investment Adviser
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None

Name: Milton C. Ault, III
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Louis Glazer, M.D.
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Name: Melanie Glazer
Address: 100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401
Criminal Proceedings: None
Applicable Civil, Judicial or Administrative Proceedings: None
Citizenship: United States

Ault is the controlling and managing member of Adviser. Adviser's beneficial ownership of the Common Stock that is the subject of this Statement is direct as a result of Adviser's discretionary authority to buy, sell and vote shares of such Common Stock for its investment advisory clients. Ault's beneficial ownership of the Common Stock that is the subject of this Statement is indirect as a result of Ault's control of Adviser.

The Glazers are non-managing members of Adviser. The Glazers are being included in this Statement due to the fact that, as a result of certain of the transactions described in Item 4 of this Statement, they may be deemed to be members, together with Adviser and Ault, of a group that beneficially owns all of the Common Stock that is the subject of this Statement.

Item 3.    Source and amount of Funds or other Consideration

The aggregate amount of funds used by Adviser to purchase FCC shares of Common Stock was approximately $1,870,094.49. Such amount was derived from advisory client accounts.


                              Page 6 of 13 Pages

Item 4.    Purpose of Transaction

On June 23, 2004, Adviser and FCC entered into a Letter of Understanding (the "LOU") intended to confirm the mutual understanding and agreements of FCC and Adviser with respect to the initial steps of a proposed restructuring and recapitalization plan for FCC (the "Restructuring Plan") designed to maximize the value of FCC for the benefit of stockholders. Pursuant to the terms of the LOU and in connection with the Restructuring Plan, FCC has appointed Ault to FCC's board of directors and has agreed, in part, to prepare and file such preliminary and definitive proxy statements, and to take all other actions, as are required to call a special meeting of its stockholders (the "Stockholders' Meeting") for the purposes of approving certain actions, which are described in more detail below, in connection with the Restructuring Plan.

On July 16, 2004, in connection with the Restructuring Plan, certain of Adviser's investment advisory clients, and Stephen L. Brown, Spencer L. Brown and Maggie L. Brown, entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") whereby, on July 20, 2004, Adviser's investment advisory clients purchased an aggregate of 28,757 shares of FCC Common Stock at a price of $4.32 per share.

(a) In connection with the LOU, Adviser and the Glazers have entered into agreements (the "Stockholder's Agreements") with each of the following stockholders of FCC: Stephen L. Brown, Jonathan A. Marshall, Copley Fund Inc., a Florida corporation, and Edward Sheldon (each, a "Stockholder"). Pursuant to the Stockholder's Agreements, each Stockholder agreed to: (i) vote, and to grant an irrevocable proxy with respect to, all of the shares of FCC capital stock held by such Stockholder in favor of the matters recommended by the FCC board of directors at the Stockholders' Meeting; and (ii) sell all of such Stockholder's shares of Series A Convertible Preferred Stock, par value $1.00, of FCC (the "Series A Preferred Stock") to the Glazers prior to the Stockholders' Meeting for a price per share of $100. The Glazers have also agreed, pursuant to the Stockholder's Agreements, to offer to buy all of the remaining outstanding shares of Series A Preferred Stock at the same price per share following the Stockholders' Meeting. Following their purchases of the shares of Series A Preferred Stock from the Stockholders, the Glazers will own a majority of the outstanding shares of FCC's Preferred Stock, par value $1.00 per share, (the "Preferred Stock"), and will be entitled, pursuant to the provisions of FCC's certificate of incorporation, to elect 2 of the 5 members of FCC's board of directors. In addition, subject to availability at prices deemed favorable, the Reporting Persons may acquire additional shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also dispose of shares of Common Stock of FCC from time to time in the open market, in privately negotiated transactions or otherwise.

(b) None.

(c) At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the sale by FCC of all of the shares of capital stock of Excelsior Radio Networks, Inc. beneficially owned by FCC.

(d) Pursuant to the terms of the LOU, the authorized number of directors constituting FCC's board of directors has been increased from 4 directors to 5 directors, and Ault has been appointed to fill the vacancy created by the increase in the authorized number of directors. At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to: (i) approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things, classify the FCC board of directors into 3 separate classes; and (ii) elect a new slate of directors.

(e) At the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things: (i) increase the authorized number of shares of Common Stock from 5,000,000 shares to 50,000,000 shares; and
(ii) increase the authorized number of shares of Preferred Stock from 5,000,000 shares to 10,000,000 shares. The stockholders of FCC will also be asked, in part, to approve the issuance by FCC of capital stock of FCC and warrants to purchase capital stock of FCC upon terms that are (i) approved by a majority of FCC's board of directors consistent with its fiduciary duties; (ii) consistent with prevailing market conditions at the time of such issuance; and (iii) consistent with the plan set forth in the LOU.


                              Page 7 of 13 Pages

(f) None.

(g) Pursuant to the terms of the LOU, certain provisions of FCC's bylaws concerning the indemnification of persons serving as directors and officers of FCC have been amended by the FCC board of directors. In addition, at the Stockholders' Meeting, the stockholders of FCC will be asked, in part, to approve the amendment and restatement of FCC's certificate of incorporation in order to, among other things: (i) increase the authorized number of shares of Common Stock from 5,000,000 shares to 50,000,000 shares; (ii) increase the authorized number of shares of Preferred Stock from 5,000,000 shares to 10,000,000 shares; (iii) provide for the exculpation of director liability to the fullest extent permitted by law; and (iv) provide for the classification of FCC's board of directors into three classes.

(h) None.

(i) None.

(j) None.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to FCC and the Common Stock, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

The preceding descriptions of the LOU and the Stockholder's Agreements are qualified in their entireties by reference to the LOU and the Stockholder's Agreements, which were previously filed as exhibits to Amendment No. 5 of this
Schedule 13D, filed with the SEC on June 30, 2004, and are hereby incorporated by reference.

The preceding description of the Stock Purchase Agreement is qualified in its entirety by reference to the Stock Purchase Agreement which has been filed as an exhibit to this Statement.

Except as set forth above, the Reporting Persons have no present plans or intentions that relate to or that would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) As of July 21, 2004, the Reporting Persons directly or indirectly beneficially owned 369,484 shares, or 36.2%, of the Common Stock. The percentage of Common Stock owned, as reported in this Statement, is based on 1,020,100 shares of Common Stock outstanding as of May 14, 2004, as reported by FCC in its Form 10-Q filed on May 17, 2004.

        (1)    Adviser owned 369,484 shares (36.2%)

        (2)    Ault owned 369,484 shares (36.2%)

        (3)    Louis Glazer owned 369,484 shares (36.2%)

        (4)    Melanie Glazer owned 369,484 shares (36.2%)

(b) The responses of the Reporting Persons to Items 7 through 11 of the portions of the cover page of this Schedule 13D which relate to beneficial ownership of shares of the Common Stock are incorporated herein by reference.


                              Page 8 of 13 Pages

(c) Below is a list of transactions in since June 30, 2004, the most recent filing on Schedule 13D.

-------------------------- ------------- ---------------- ---------- ---------------------
          Party                Date       Amount Bought      Price    Where & How Effected
                                             (Sold)       per Share
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04         12,134         $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04          5,042         $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04          4,347         $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04          2,608         $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           869          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           974          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           405          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           349          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           209          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           70           $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           849          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           353          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           304          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           183          $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------
         Adviser             7/20/04           61           $4.32     Pursuant to Stock
                                                                      Purchase Agreement
-------------------------- ------------- ---------------- ---------- ---------------------


(d) Not Applicable.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

See Item 4 of this Statement for a description of the Stock Purchase Agreement.

Stockholder's Agreements

See Item 4 of this Statement for a description of the Stockholder's Agreements.

Letter of Understanding

See Item 4 of this Statement for a description of the LOU.


                              Page 9 of 13 Pages

Item 7.    Material to Be Filed as Exhibits

Exhibit A:  Joint Filing Agreement Pursuant to Rule 13d-1

Exhibit B:  Stock Purchase Agreement


                              Page 10 of 13 Pages

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  July 21, 2004

                                    Ault Glazer & Company Investment
                                    Management LLC


                                    /s/ Milton C. Ault, III
                                    ------------------------------------
                                    Milton C. Ault, III, Managing Member




                                    Milton C. Ault, III


                                    /s/ Milton C. Ault, III
                                    ------------------------------------


                                    Louis Glazer, M.D.


                                    /s/ Louis Glazer, M.D.
                                    ------------------------------------



                                    Melanie Glazer


                                    /s/ Melanie Glazer
                                    ------------------------------------




                              Page 11 of 13 Pages

                                    EXHIBIT A
                                    ---------

                  Joint Filing Agreement Pursuant to Rule 13d-1
                  ---------------------------------------------

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the "Act") by and among the parties listed below, each referred to herein as a "Joint Filer". The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or
Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated:  July 21, 2004

                                    Ault Glazer & Company Investment
                                    Management LLC


                                    /s/ Milton C. Ault, III
                                    ------------------------------------
                                    Milton C. Ault, III, Managing Member




                                    Milton C. Ault, III


                                    /s/ Milton C. Ault, III
                                    ------------------------------------


                                    Louis Glazer, M.D.


                                    /s/ Louis Glazer, M.D.
                                    ------------------------------------



                                    Melanie Glazer


                                    /s/ Melanie Glazer
                                    ------------------------------------


                              Page 12 of 13 Pages

                                    EXHIBIT B
                                    ---------

                            Stock Purchase Agreement
                            ------------------------





                              Page 13 of 13 Pages

                            STOCK PURCHASE AGREEMENT

         THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into on July 16, 2004 (the "Effective Date"), by and among the individuals listed on Exhibit A hereto under the heading "Sellers" (each, a "Seller" and collectively, the "Sellers") and the entities listed on Exhibit A hereto under the heading "Purchasers" (each, a "Purchaser" and collectively, the "Purchasers").

                                    RECITALS

         WHEREAS, the Sellers desire to sell to the Purchasers, and the Purchasers desire to purchase from the Sellers, an aggregate of 28,757 shares of Common Stock, par value $1.00 per share (the "Shares") of Franklin Capital Corporation, a Delaware corporation (the "Company"), on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

                                    AGREEMENT

    1.   PURCHASE AND SALE OF THE SHARES.

         1.1 Closing. At the Closing (as defined below), each Seller shall sell to the appropriate Purchasers, and each Purchaser shall purchase from the appropriate Sellers, that number of Shares set forth opposite each such Seller's and Purchaser's name on Exhibit B hereto, at a price of $4.32 per share (the "Purchase Price"). The closing of the sale and purchase of the Shares pursuant to the terms and conditions of this Agreement (the "Closing") shall occur at 2:00 p.m. California time on the Effective Date, at the offices of Paul, Hastings, Janofsky & Walker LLP, 3579 Valley Centre Drive, San Diego, CA 92130, or at such other time or place as the parties may mutually agree.

         1.2 Deliveries at Closing. At the Closing: (i) each Purchaser shall deliver to each appropriate Seller, by wire transfer of immediately available funds to such Seller's account (as designated by such Seller), the amount of the aggregate Purchase Price for the Shares being purchased by such Purchaser from such Seller, as set forth on Exhibit B hereto; (ii) each Seller shall deliver to ChaseMellon Shareholder Services, L.L.C., as transfer agent for the Shares (the "Transfer Agent"), the original stock certificate(s) representing the Shares being sold by such Seller; and (iii) the Sellers shall deliver to the Transfer Agent (a) a stock power in the form attached hereto as Exhibit C, executed by each of the Sellers in favor of the appropriate Purchasers and (b) a letter in the form attached hereto as Exhibit D, executed by each of the Sellers, instructing the Transfer Agent to transfer the Shares standing in the name of each Seller on the books of the Company to the appropriate Purchasers. As soon as practicable following the Closing, the Transfer Agent shall deliver to each of the Purchasers one or more stock certificate(s) representing the Shares purchased by each such Purchaser.

    2. REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS. In connection with the Purchasers' purchase of Shares pursuant to this Agreement, each Purchaser, severally and not jointly, represents and warrants to the Sellers that: (i) such Purchaser is an accredited investor within the meaning of Regulation D under the Securities Act of 1933, as amended; (ii) such Purchaser has all requisite legal power and authority to execute and deliver this Agreement and to perform such Purchaser's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Purchaser.

    3. REPRESENTATIONS AND WARRANTIES OF THE SELLERS. In connection with such Seller's sale of Shares pursuant to this Agreement, each Seller, severally and not jointly, represents and warrants to the appropriate Purchasers (as set forth on Exhibit B hereto) that: (i) such Seller has, and upon the Closing, will transfer to such Purchasers, good and valid title to that number of Shares listed opposite such Seller's name on Exhibit B hereto, free and clear of all liens, encumbrances, equities or claims other than restrictions arising under securities laws; (ii) such Seller has all requisite legal power and authority to execute and deliver this Agreement and to perform such Seller's obligations hereunder; and (iii) this Agreement constitutes the valid and binding obligation of such Seller.

    4.   MISCELLANEOUS.

         4.1 Governing Law. This Agreement shall be governed in all respects by the laws of the State of Delaware as such laws are applied to agreements between Delaware residents entered into and performed entirely in Delaware.

         4.2 Severability. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

         4.3 Amendment and Waiver. This Agreement may be amended or modified only upon the written consent of the Sellers and the Purchasers.

         4.4 Entire Agreement. This Agreement, together with that certain letter agreement among the parties hereto dated as of July 16, 2004, constitute the full and entire understanding and agreement between the parties with regard to the subject matter hereof.

         4.5 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the Effective Date.



SELLERS:                                                    PURCHASERS:

                                                            First Tennessee Bank, National Association,
                                                            Account Co-Trustee Lynnette T. Morris Trust
                                                            FBO   Melanie   Morris   Glazer,    Created
                                                            12/15/99, Account No. 5001052


/s/ Stephen L. Brown                                        By: /s/ Milton C. Ault III
-------------------------------------                           ---------------------------------
Stephen L. Brown                                                Milton C. Ault III
                                                                Investment Adviser



                                                            Zealous Partners, LLC


/s/ Spencer L. Brown                                        By: /s/ Milton C. Ault III
-------------------------------------                           ---------------------------------
Spencer L. Brown                                                Milton C. Ault III
                                                                Investment Adviser


                                                            Zealous Trading Partners, LP


/s/ Spencer L. Brown                                        By: /s/ Milton C. Ault III
-------------------------------------                           ---------------------------------
Spencer L. Brown U/G/M Maggie L. Brown                          Milton C. Ault III
                                                                Investment Adviser


                                                            Zodiac Investments, L.P.


                                                            By: /s/ Milton C. Ault III
                                                                ----------------------------------
                                                                Milton C. Ault III
                                                                Investment Adviser


                                                            Milton C. Ault III and Kristine Louise Larson
                                                            Joint Account with Right of Survivorship


                                                            By: /s/ Milton C. Ault III
                                                                ----------------------------------
                                                                Milton C. Ault III
                                                                Investment Adviser

                                                               EXHIBIT A

SELLERS:

Stephen L. Brown
Spencer L. Brown
Maggie L. Brown


PURCHASERS:

First Tennessee  Bank,  National  Association,  Account  Co-Trustee  Lynnette T.
    Morris  Trust FBO  Melanie  Morris  Glazer,  Created  12/15/99,  Account No.
    5001052
Zealous Partners, LLC
Zealous Trading Partners, LP
Zodiac Investments, L.P.
Milton C. Ault III and  Kristine  Louise  Larson  Joint  Account  with  Right of
    Survivorship



                                                       EXHIBIT B


-----------------------------------------------------------------------------------------------------------------------
         Seller                             Purchaser                        Number of Shares           Aggregate
                                                                              Sold/Purchased         Purchase Price

-----------------------------------------------------------------------------------------------------------------------
Stephen L. Brown          First Tennessee Bank,  National  Association,              12,134              $52,418.88
                          Account  Co-Trustee  Lynnette T. Morris Trust
                          FBO Melanie Morris Glazer,  Created 12/15/99,
                          Account No. 5001052
                        -----------------------------------------------------------------------------------------------
                          Zealous Partners, LLC                                       5,042              $21,781.44
                        -----------------------------------------------------------------------------------------------
                          Zealous Trading Partners, L.P.                              4,347              $18,779.04
                        -----------------------------------------------------------------------------------------------
                          Zodiac Investments, L.P.                                    2,608              $11,266.56
                        -----------------------------------------------------------------------------------------------
                          Milton C.  Ault and  Kristine  Louise  Larson                 869               $3,754.08
                          Joint Account with Right of Survivorship
-----------------------------------------------------------------------------------------------------------------------
                                                              Subtotal:              25,000             $108,000.00
-----------------------------------------------------------------------------------------------------------------------
Spencer L. Brown          First Tennessee Bank,  National  Association,                 974              $4,207.68
                          Account  Co-Trustee  Lynnette T. Morris Trust
                          FBO Melanie Morris Glazer,  Created 12/15/99,
                          Account No. 5001052
                        -----------------------------------------------------------------------------------------------
                          Zealous Partners, LLC                                         405              $1,749.60
                        -----------------------------------------------------------------------------------------------
                          Zealous Trading Partners, L.P.                                349              $1,507.68
                        -----------------------------------------------------------------------------------------------
                          Zodiac Investments, L.P.                                      209                $902.88
                        -----------------------------------------------------------------------------------------------
                          Milton C.  Ault and  Kristine  Louise  Larson                  70                $302.40
                          Joint Account with Right of Survivorship
-----------------------------------------------------------------------------------------------------------------------
                                                              Subtotal:               2,007              $8,670.24
-----------------------------------------------------------------------------------------------------------------------
Maggie L. Brown           First Tennessee Bank,  National  Association,                 849              $3,667.68
                          Account  Co-Trustee  Lynnette T. Morris Trust
                          FBO Melanie Morris Glazer,  Created 12/15/99,
                          Account No. 5001052
                        -----------------------------------------------------------------------------------------------
                          Zealous Partners, LLC                                         353              $1,524.96
                        -----------------------------------------------------------------------------------------------
                          Zealous Trading Partners, L.P.                                304              $1,313.28
                        -----------------------------------------------------------------------------------------------
                          Zodiac Investments, L.P.                                      183                $790.56
                        -----------------------------------------------------------------------------------------------
                          Milton C.  Ault and  Kristine  Louise  Larson                  61                $263.52
                          Joint Account with Right of Survivorship
-----------------------------------------------------------------------------------------------------------------------
                                                              Subtotal:               1,750               $7,560.00
-----------------------------------------------------------------------------------------------------------------------
                                                                  TOTAL              28,757             $124,230.24
-----------------------------------------------------------------------------------------------------------------------

                                    EXHIBIT C

                                   STOCK POWER

         For value received, each of the undersigned parties (each, a "Seller"), does hereby sell, assign and transfer unto each party listed opposite such Seller's name under the heading "Purchaser" on Schedule 1 hereto that number of shares of Common Stock, par value $1.00 (the "Common Stock"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on
Schedule 1 hereto and standing in the name of Seller on the books of the Company represented by the stock certificates herewith (as indicated on Schedule 1 hereto) and does hereby irrevocably constitute and appoint ChaseMellon Shareholder Services, L.L.C. as Seller's attorney to transfer such shares of Common Stock on the books of the Company with full power of substitution in the premises.

Dated:  July 16, 2004


                                        SELLERS:


                                        /s/ Stephen L. Brown
                                        -------------------------------
                                        Stephen L. Brown



                                        /s/ Spencer L. Brown
                                        -------------------------------
                                        Spencer L. Brown



                                        /s/ Spencer L. Brown
                                        -------------------------------
                                        Spencer L. Brown U/G/M Maggie L. Brown



                                                      Schedule 1

----------------------------------------------------------------------------------------------------------------------
         Seller                               Purchaser                      Number of Shares To Be     Certificate
                                                                                   Transferred              Nos.
----------------------------------------------------------------------------------------------------------------------
Stephen L. Brown           First  Tennessee  Bank,  National  Association,              12,134         CU 14569
                           Account  Co-Trustee  Lynnette T.  Morris  Trust                             CU 14570
                           FBO Melanie  Morris Glazer,  Created  12/15/99,                             CU 16108
                           Account No. 5001052
                          --------------------------------------------------------------------------------------------
                           Zealous Partners, LLC                                         5,042
                          --------------------------------------------------------------------------------------------
                           Zealous Trading Partners, L.P.                                4,347
                          --------------------------------------------------------------------------------------------
                           Zodiac Investments, L.P.                                      2,608
                          --------------------------------------------------------------------------------------------
                           Milton  C.  Ault  and  Kristine  Louise  Larson                 869
                           Joint Account with Right of Survivorship
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Spencer L. Brown           First  Tennessee  Bank,  National  Association,                 974         CU 14579
                           Account  Co-Trustee  Lynnette T.  Morris  Trust                             CU 15558
                           FBO Melanie  Morris Glazer,  Created  12/15/99,
                           Account No. 5001052
                          --------------------------------------------------------------------------------------------
                           Zealous Partners, LLC                                           405
                          --------------------------------------------------------------------------------------------
                           Zealous Trading Partners, L.P.                                  349
                          --------------------------------------------------------------------------------------------
                           Zodiac Investments, L.P.                                        209
                          --------------------------------------------------------------------------------------------
                           Milton  C.  Ault  and  Kristine  Louise  Larson                  70
                           Joint Account with Right of Survivorship
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Maggie L. Brown            First  Tennessee  Bank,  National  Association,                 849         CU 14608
                           Account  Co-Trustee  Lynnette T.  Morris  Trust                             CU 15557
                           FBO Melanie  Morris Glazer,  Created  12/15/99,                             CU 16113
                           Account No. 5001052
                          --------------------------------------------------------------------------------------------
                           Zealous Partners, LLC                                           353
                          --------------------------------------------------------------------------------------------
                           Zealous Trading Partners, L.P.                                  304
                          --------------------------------------------------------------------------------------------
                           Zodiac Investments, L.P.                                        183
                          --------------------------------------------------------------------------------------------
                           Milton  C.  Ault  and  Kristine  Louise  Larson                  61
                           Joint Account with Right of Survivorship
----------------------------------------------------------------------------------------------------------------------

                                    EXHIBIT D

                      INSTRUCTION LETTER TO TRANSFER AGENT


July 16, 2004

ChaseMellon Shareholder Services, L.L.C.
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660

Re:      Transfer of Shares of Franklin Capital Corporation

Ladies and Gentlemen:

Reference is made to that certain Stock Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), by and between the undersigned parties (each, a "Seller" and collectively, the "Sellers") and purchasers listed in the Purchase Agreement (the "Purchasers"). Pursuant to the Purchase Agreement, each undersigned Seller has agreed to transfer to Purchaser listed opposite such Seller's name under the heading "Purchaser" on Schedule 1 hereto that number of shares of Common Stock, par value $1.00 (the "Shares"), of FRANKLIN CAPITAL CORPORATION, a Delaware corporation (the "Company"), indicated on Schedule 1 hereto and standing in the name of the undersigned Seller on the books of the Company. A stock power for the contemplated transfer of the Shares by each of the Sellers to the appropriate Purchasers is also provided herewith. Accordingly, each of the undersigned Sellers hereby directs you to issue a certificate representing that number of Shares transferred to each appropriate Purchaser, in accordance with Schedule 1 hereto. In connection with such transfers, the Sellers further direct you that each new certificate evidencing Shares shall bear the following legend:

            THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL TO THE TRANSFEROR TO SUCH EFFECT, THE SUBSTANCE OF

            WHICH SHALL BE REASONABLY ACCEPTABLE TO THE COMPANY.

                              Sincerely,

                              SELLERS:



                              /s/ Stephen L. Brown
                              -----------------------------------------
                              Stephen L. Brown



                              /s/ Spencer L. Brown
                              -----------------------------------------
                              Spencer L. Brown



                              /s/ Spencer L. Brown
                              -----------------------------------------
                              Spencer L. Brown U/G/M Maggie L. Brown


                                                      Schedule 1

----------------------------------------------------------------------------------------------------------------------
         Seller                               Purchaser                      Number of Shares To Be     Certificate
                                                                                   Transferred              Nos.
----------------------------------------------------------------------------------------------------------------------
Stephen L. Brown           First  Tennessee  Bank,  National  Association,              12,134         CU 14569
                           Account  Co-Trustee  Lynnette T.  Morris  Trust                             CU 14570
                           FBO Melanie  Morris Glazer,  Created  12/15/99,                             CU 16108
                           Account No. 5001052
                          --------------------------------------------------------------------------------------------
                           Zealous Partners, LLC                                         5,042
                          --------------------------------------------------------------------------------------------
                           Zealous Trading Partners, L.P.                                4,347
                          --------------------------------------------------------------------------------------------
                           Zodiac Investments, L.P.                                      2,608
                          --------------------------------------------------------------------------------------------
                           Milton  C.  Ault  and  Kristine  Louise  Larson                 869
                           Joint Account with Right of Survivorship
----------------------------------------------------------------------------------------------------------------------

-------------------------- ------------------------------------------------ -------------------------- ---------------
Spencer L. Brown           First  Tennessee  Bank,  National  Association,                 974         CU 14579
                           Account  Co-Trustee  Lynnette T.  Morris  Trust                             CU 15558
                           FBO Melanie  Morris Glazer,  Created  12/15/99,
                           Account No. 5001052
                          --------------------------------------------------------------------------------------------
                           Zealous Partners, LLC                                           405
                          --------------------------------------------------------------------------------------------
                           Zealous Trading Partners, L.P.                                  349
                          --------------------------------------------------------------------------------------------
                           Zodiac Investments, L.P.                                        209
                          --------------------------------------------------------------------------------------------
                           Milton  C.  Ault  and  Kristine  Louise  Larson                  70
                           Joint Account with Right of Survivorship
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
Maggie L. Brown            First  Tennessee  Bank,  National  Association,                 849         CU 14608
                           Account  Co-Trustee  Lynnette T.  Morris  Trust                             CU 15557
                           FBO Melanie  Morris Glazer,  Created  12/15/99,                             CU 16113
                           Account No. 5001052
                          --------------------------------------------------------------------------------------------
                           Zealous Partners, LLC                                           353
                          --------------------------------------------------------------------------------------------
                           Zealous Trading Partners, L.P.                                  304
                          --------------------------------------------------------------------------------------------
                           Zodiac Investments, L.P.                                        183
                          --------------------------------------------------------------------------------------------
                           Milton  C.  Ault  and  Kristine  Louise  Larson                  61
                           Joint Account with Right of Survivorship
----------------------------------------------------------------------------------------------------------------------